Exhibit 99.1

MDJM LTD and Subsidiaries

Condensed Consolidated Balance Sheets

	June 30, 2020	December 31, 2019
	(Unaudited)
Assets

Current Assets
Cash and cash equivalents	$6,276,790	$6,552,677
Accounts receivable, net of allowance for doubtful accounts $38,260 and $10,774, respectively	3,106,125	2,155,158
Other receivables	64,218	69,977
Prepaid expenses	28,119	60,020
Total Current Assets	9,475,252	8,837,832

Property and equipment, net	60,317	70,154

Other Assets
Deferred tax assets	29,321	33,440
Operating lease assets, net	341,225	391,871
Other receivable - long term	76,843	99,532
Total Other Assets	447,389	524,843

Total Assets	$9,982,958	$9,432,829

Liabilities and Equity

Current Liabilities:
Accounts payable and accrued liabilities	$921,476	$460,690
VAT and other taxes payable	122,414	107,662
Deferred income	27,902	26,429
Operating lease liabilities, current	136,992	91,737
Total Current Liabilities	1,208,784	686,518

Long-term operating lease liabilities	204,233	247,382

Total Liabilities	1,413,017	933,900

Equity:
Ordinary shares: 50,000,000 shares authorized, par value: $0.001 per share, 11,640,820 and 11,640,820 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	11,641	11,641
Additional paid in capital	6,734,681	6,734,681
Statutory reserve	262,954	262,954
Retained earnings	2,080,806	1,948,804
Accumulated other comprehensive loss	(332,600)	(280,345)
Total MDJM Ltd shareholders’ equity	8,757,482	8,677,735
Noncontrolling interest	(187,541)	(178,806)
Total Liabilities and Equity	$9,982,958	$9,432,829

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM LTD and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Six Months Ended June 30,

	2020	2019
Revenue	$2,709,568	$2,234,801

Operating Expenses:
Selling expenses	27,617	78,938
Payroll, payroll taxes and others	2,029,745	1,841,326
Professional fees	309,513	526,445
Operating leases expenses	56,070	122,545
Depreciation and amortization	10,543	6,178
Allowance for doubtful accounts, net	27,810	-
Other general and administrative	168,304	216,612
Total Operating Expenses	2,629,602	2,792,044

Income (loss) from Operations	79,966	(557,243)

Other income (Expense):
Gain on sale of asset	-	1,735
Gain on foreign currency transactions	7,634	-
Interest income	42,998	2,076
Other income (expense)	4,934	-
Total other income	55,566	3,811

Income (loss) before income tax	135,532	(553,432)
Income tax	(10,429)	(13,224)
Net income (loss)	125,103	(566,656)
Net loss attributable to noncontrolling interest	(6,899)	(57,109)
Net income (loss) attributable to MDJM Ltd ordinary shareholders	$132,002	$(509,547)

Net income (loss) per ordinary share attributable to MDJM Ltd ordinary shareholders	$0.01	$(0.04)

Weighted-average shares outstanding, basic and diluted	11,640,820	11,640,499

Comprehensive income (loss):
Net Income (loss)	$125,103	$(566,656)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustments	(54,091)	2,893
Total other comprehensive income (loss)	71,012	(563,763)
Comprehensive loss attributable to non-controlling interest	(1,836)	(1,496)
Comprehensive income (loss) attributable to MDJM Ltd ordinary shareholders	$72,848	$(562,267)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM LTD and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Equity

For the Six Months Ended June 30, 2020 and 2019

	Ordinary Shares
For the Six Months Ended June 30, 2020	Number of Ordinary Shares	Amount of Ordinary Shares	Additional Paid in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance - December 31, 2019	11,640,820	$11,641	$6,734,681	$262,954	$1,948,804	$(280,345)	$(178,806)	$8,498,929
Comprehensive income:
Net income - six months ended June 30, 2020	-	-	-	-	132,002	-	(6,899)	125,103
Change in foreign currency translation adjustment	-	-	-	-	-	(52,255)	(1,836)	(54,091)
Balance - June 30, 2020	11,640,820	$11,641	$6,734,681	$262,954	$2,080,806	$(332,600)	$(187,541)	$8,569,941

For the Six Months Ended June 30, 2019	Number of Ordinary Shares	Amount of Ordinary Shares	Additional Paid in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance - December 31, 2018	11,621,459	$11,621	$6,664,295	$232,542	$1,526,110	$(229,587)	$(22,666)	$8,182,315
Proceeds from initial public offering - January 4, 2019, net of offering costs of $26,399	19,361	20	70,386	-	-	-	-	70,406
Comprehensive loss:
Net loss - six months ended June 30, 2019	-	-	-	-	(509,547)	-	(57,109)	(566,656)
Change in foreign currency translation adjustment	-	-	-	-	-	4,389	(1,496)	2,893
Balance - June 30, 2019	11,640,820	$11,641	$6,734,681	$232,542	$1,016,563	$(225,198)	$(81,271)	$7,688,958

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM LTD and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30,

	2020	2019
Cash Flows from Operating Activities:
Net Income (loss)	$125,103	$(566,656)

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	10,543	6,178
Changes in allowance for doubtful accounts	27,810	(50,630)
Gain on foreign currency transactions	(7,634)	-
Gain on sale of asset	-	(1,735)
Non cash operating lease expense	44,945	522
Decrease in deferred tax assets	3,632	19,710
Changes in operating assets and liabilities:
Increase in accounts receivables	(1,017,278)	(71,117)
Decrease (increase) in other receivables	26,021	(34,593)
Decrease in prepaid expense	31,193	29,388
Increase (decrease) in accounts payable and accrued expenses	470,507	(7,376)
Increase in VAT and other tax payable	16,488	21,439
Increase in operating lease liabilities	7,306	-
Increase in deferred income	1,886	12,520
Net Cash Used in Operating Activities	(259,478)	(642,350)

Cash Flows from Investing Activities:
Purchase of office equipment and software	(1,722)	-
Proceeds from sale of asset	-	3,389
Net Cash (Used in) Provided by Investing Activities	(1,722)	3,389

Cash Flows from Financing Activities:
Proceeds from the second closing of the initial public offering - January 4, 2019, net of offering costs of $26,399	-	70,406
Net Cash Provided by Financing Activities	-	70,406

Effect of exchange rate changes on cash and cash equivalents	(14,687)	(56,066)

Net decrease in cash and cash equivalents	(275,887)	(624,621)
Cash and cash equivalents - beginning of the period	6,552,677	6,692,557
Cash and cash equivalents - end of the period	$6,276,790	$6,067,936

Supplemental Disclosure Cash Flow Information:
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

MDJM LTD (the “Company” or “MDJM”) was incorporated on January 26, 2018, under the laws of the Cayman Islands as an exempted company under the name of MDJLEAD LTD. Effective on May 7, 2018, the Company changed its corporate name to MDJM LTD. The Company, through its subsidiaries and consolidated variable interest entity (“VIE”), is principally engaged in providing end-to-end services in the life cycle of a residential real estate project, including primary real estate agency services, real estate consulting services, and training and evaluation with respect to primary agency sales services in the People’s Republic of China (“PRC”). The Company and its subsidiaries and consolidated VIE are also collectively referred to as the “Group.” The Company’s subsidiaries and consolidated VIE are also referred to as “Subsidiaries”.

MDJCC Limited (“MDJM Hong Kong”) was incorporated on February 9, 2018, under the laws of Hong Kong. MDJM owns 100% of the equity interests of MDJM Hong Kong.

Beijing Mingda Jiahe Technology Development Co., Ltd. (“Mingda Beijing”), is a limited liability company organized on March 9, 2018, under the laws of the PRC, a wholly-foreign owned entity (“WFOE”) and 100% owned by MDJM Hong Kong.

Tianjin Mingda Jiahe Real Estate Co., Ltd. (“Mingda Tianjin”), is a limited liability company organized on September 25, 2002 under the laws of the PRC.

The following table lists the wholly-owned subsidiaries and the consolidated VIE of the Company:

Name of the Company	Date of Incorporation	Place of Incorporation	Percentage of Ownership
MDJM Hong Kong	February 9, 2018	Hong Kong	100%
Mingda Beijing (WFOE)	March 9, 2018	PRC	100%
Mingda Tianjin (VIE)	September 25, 2002	PRC	VIE

VIE Arrangements

PRC regulations currently prohibit or restrict foreign ownership of companies that provide services in certain industries. To comply with these regulations, on April 28, 2018, Mingda Beijing entered into a series of contractual arrangements with Mingda Tianjin. These agreements provide Mingda Beijing effective control over and the ability to receive substantially all of the economic benefits of Mingda Tianjin.

Agreement that Transfers Economic Benefits of Mingda Tianjin

On April 28, 2018, Mingda Beijing entered into an “Exclusive Business Cooperation Agreement” (the “Business Agreement”) with Mingda Tianjin. Pursuant to the Business Agreement, Mingda Beijing will provide a series of consulting and technical support services to Mingda Tianjin and is entitled to receive 100% of Mingda Tianjin’s net income after deduction of required PRC statutory reserve as a service fee. The service fee is paid annually or at any such time agreed by Mingda Beijing and Mingda Tianjin. The term of this Business Agreement is valid for 10 years upon execution of the agreement and may be extended or terminated prior to the expiration date at will by Mingda Beijing. Unless expressly provided by the Business Agreement, without prior written consent of Mingda Beijing, Mingda Tianjin may not engage any third party to provide the services offered by Mingda Beijing under the agreement.

Agreements that Provide Effective Control over Mingda Tianjin

On April 28, 2018, each of the shareholders of Minda Tianjin entered into an “Exclusive Call Option Agreement” (the “Option Agreement”) with Mingda Beijing. Pursuant to the Option Agreements, each of the shareholders of Mingda Tianjin granted an irrevocable and unconditional option to Mingda Beijing or its designees to acquire all or part of such shareholder’s equity interests in Mingda Tianjin at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Mingda Tianjin will be equal to the registered capital of Mingda Tianjin, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. The Option Agreements are valid for ten years upon execution of the agreements and may be extended prior to the expiration date at will by Mingda Beijing.

On April 28, 2018, each of the shareholders of Mingda Tianjin also entered into an “Equity Pledge Agreement” (the “Pledge Agreements”) with Mingda Beijing. Pursuant to the Pledge Agreements, these shareholders pledged their respective equity interests in Mingda Tianjin to guarantee the performance of the obligations of Mingda Tianjin. Mingda Beijing, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the Pledge Agreements, each of the shareholders of Mingda Tianjin cannot transfer, sell, pledge, dispose of, or otherwise create any new encumbrance on their respective equity interests in Mingda Tianjin without the prior written consent of Mingda Beijing. The equity pledge right will expire when the exclusive business cooperation between Mingda Beijing and Mingda Tianjin is terminated and all service fees are paid. The equity pledges of Mingda Tianjin have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC.

Risks in relation to the VIE structure

The Company believes that Mingda Beijing’s contractual arrangements with Mingda Tianjin are in compliance with the PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and the interests of the shareholders of Mingda Tianjin may diverge from that of the Company and that may potentially increase the risk that they would seek to act inconsistently with the contractual terms, for example by influencing Mingda Tianjin not to pay the service fees when required to do so.

The Company’s ability to control Mingda Tianjin also depends on the power of attorney Mingda Beijing has to vote on all matters requiring shareholder approval in Mingda Tianjin. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, Mingda Beijing, or Mingda Tianjin.

The Company, through its subsidiaries and the contractual arrangements, has (i) the power to direct the activities of Mingda Tianjin that most significantly affect the entity’s economic performance and (ii) the right to receive benefits from Mingda Tianjin. Accordingly, the Company is the primary beneficiary of Mingda Tianjin and has consolidated the financial results of Mingda Tianjin.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These interim condensed consolidated financial statements are unaudited. In the opinion of management, all adjustments (consisting of normal recurring accruals) and disclosures necessary for a fair presentation of these interim condensed consolidated financial statements have been included. The results reported in the unaudited condensed consolidated financial statements for any interim periods are not necessarily indicative of the results that may be reported for the entire year.

The unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading. These unaudited condensed consolidated financial statements and accompanying notes should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 28, 2020.

The condensed consolidated balance sheet as of December 31, 2019 included herein has been derived from the audited consolidated financial statements as of December 31, 2019 but does not include all disclosures required by the U.S. GAAP.

The accompanying unaudited condensed consolidated financial statements include the financial statements of MDJM and its VIE, Mingda Tianjin, and the subsidiaries and branch offices of Mingda Tianjin. All significant inter-company accounts and transactions have been eliminated on consolidation.

The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (i) has power to direct the activities that most significantly affects the economic performance of the VIE, and (ii) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

Mingda Tianjin has the following branch offices and/or subsidiaries, which have been included in the accompanying consolidated financial statements:

Name of Branch Offices/Subsidiaries of Mingda Tinajin	Date of Formation	Place of Formation	Percentage of Ownership
Tianjin Mingda Jiahe Real Estate Co., Ltd. Yangzhou Branch	October 18, 2017	Yangzhou, China	N/A
Tianjin Mingdajiahe Real Estate Co., Ltd. Suzhou Branch	October 13, 2017	Suzhou, China	N/A
Tianjin Mingdajiahe Real Estate Co., Ltd. Chengdu Branch	June 24, 2019	Chengdu, China	N/A
Xishe (Tianjin) Business Management Co., Ltd.	October 20, 2017	Tianjin, China	100%
Xishe (Tianjin) Culture and Media Co., Ltd.	July 25, 2018	Tianjin, China	100%
Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd.	March 9, 2018	Tianjin, China	51%

Use of Estimates

The preparation of unaudited condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, allowance for doubtful accounts, assumptions related to the consolidation of entities in which the Group holds variable interests, and valuation allowance on deferred tax.

Reclassification of Financial Statement Accounts

Certain prior period amounts have been reclassified to conform with the current period presentation. These reclassifications have no effect on the previously reported financial position, results of operations, and cash flows.

Fair Value of Financial Instruments

The Company follows the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date;

Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data; and

Level 3 - Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the accompanying unaudited condensed consolidated balance sheets for cash and cash equivalents, accounts receivable, other receivables, prepaid expenses, prepaid income tax, deferred tax assets, accounts payable and accrued liabilities, income tax payable, and other taxes payable approximate their fair value based on the short-term maturity of these instruments.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less.

The Group maintains cash and cash equivalents with various commercial banks within the PRC. The Company has not experienced any losses in the bank accounts and believes it is not exposed to any risks on its cash held in PRC banks.

Property and Equipment, Net

Property and equipment are carried at cost, less accumulated depreciation. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property and equipment. Maintenance and repairs are expensed as incurred, while major maintenance and remodeling costs are capitalized if they extend the useful life of the asset. Depreciation is computed using the straight-line method over the estimated useful lives.

When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in the results of operations.

Classification	Estimated Useful Life
Office Equipment and Fixtures	3 or 5 years
Computers	3 or 5 years
Software	10 years
Vehicles	4 years

Revenue Recognition

The Group adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) effective January 1, 2018 by using the modified retrospective transition method. The adoption had no material impact on the Group’s consolidated financial statements and there was no adjustment to the beginning retained earnings on January 1, 2018.

The Group determines revenue recognition through the following five steps: (i) identification of the contract, or contracts, with a customer, (ii) identification of the performance obligations in the contract, (iii) determination of the transaction price, (iv) allocation of the transaction price to the performance obligations in the contract, and (v) recognition of revenue when, or as, it satisfies a performance obligation.

The Group’s service contracts typically include the terms of parties, services to be provided, service covered period, details of service fee calculation, and terms or conditions when services are to be paid. The performance obligation of the Group is clearly defined as to sale of real properties specified in the contracts. The performance obligation is satisfied when at the point of closing of the sales contract with each property buyer is completed and, when the developer received the proceeds from the sales (cash and/or bank loans). The commission fee is determined based on the total value of property sold multiplied by the commission rate agreed upon in the contracts. The commission rates vary among developers. The payment terms also vary with certain developers dividing the contracts into several phases and making payment when a phase has been completed. These variable considerations will not change the calculation of commission fee. The transaction price is determined based on the commission rate and properties sold.

The Group’s major revenue is commission fees from selling real estate properties. Commission revenue from property brokerage is recognized when: (i) the Group has completed its performance obligation to sell properties per contract, (ii) the property developer and the buyer completed a property sales transaction and the developer received full or partial amount of proceeds from the buyer or full payment from the banker if mortgaged, and (iii) the property developer granted confirmation to the Group to issue an invoice per contract. The Group recognizes revenue net of value added taxes (“VAT”).

The Group did not handle any monetary transactions nor act as an escrow intermediary between developers and buyers.

Certain sales contracts allow developers to withhold certain percentage of total commission for a certain period as a risk fund to cover potential damages caused by sales activities of the Group. In these circumstances, the Group will not determine that its performance obligations have been fulfilled until the withholding period has passed. Since the amount being withheld is the risk of loss from the sales transaction, the Group records the amount withheld by developers as deferred income and will recognize the income when the withholding period has passed and the amount withheld is confirmed by the developers.

Additionally, the Group provides consulting services to its clients, such as training, advertising and marketing. Revenue recognized from consulting is net of VAT. Revenue from consulting services was $48,957 and $85,765 for the six months ended June 30, 2020 and 2019, respectively.

Segment Information

The Group uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. All of the Group’s operations are considered by the chief operating decision maker to be aggregated in one reportable operating segment. Currently, all of the Group’s customers are in the PRC and its major income is derived from commission-based service, which represented 98.2% and 96.2% total revenue in the six months ended June 30, 2020 and 2019, respectively, and minimal consulting and other services which represented 1.8% and 3.8% of total revenue in the six months ended June 30, 2020 and 2019, respectively.

Through Mingda Tianjin and its three branch offices in Chengdu, Suzhou, and Yangzhou, the Group engages in a primary real estate agency service business in the following local markets, Tianjin, Chengdu, Suzhou, and Yangzhou, which represented 59%, 35%, 4%, and 2% of total agency revenue for the six months ended June 30, 2020, respectively, and 90%, 0%, 4%, and 6% of total agency revenue for the six months ended June 30, 2019, respectively.

Leases

ASC 842 requires the Group to determine whether a contract is a lease or contains a lease at the inception of the contract, considering all relevant facts and circumstances. A contract is a lease or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration.

A lease is classified as a finance lease when the lease meets any of the following criteria: (i) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, (ii) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) the lease term is for the major part of the remaining economic life of the underlying asset, (iv) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease not classified as a finance lease is classified as an operating lease.

A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee should include payments to be made in optional periods only if the lessee is reasonably certain to exercise its option to extend the lease or not exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option.

The Group elected not to recognize on the balance sheet leases with terms of 12 months or less. The Group typically only includes the initial lease term in its assessment of a lease arrangement. Options to extend a lease are not included in the Group’s assessment unless there is reasonable certainty that the Group will renew.

Business Tax and Value Added Tax (“VAT”)

The PRC government implemented a VAT reform pilot program, which replaced the business tax with VAT. Since May 2016, the changes from business tax to VAT have been expanded to all other service sectors which used to be subject to business tax. The regular VAT rate applicable to subsidiaries and consolidated VIE of the Company is 6%. The Company accrues VAT payable when sales invoices are generated.

Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

Marketing and Advertising Expenses

Marketing and advertising expenses consist primarily of marketing planning fees and advertisements expenses used for targeted property sales. The Group expenses all marketing and advertising costs as incurred and records these costs within “Selling expenses” on the consolidated statements of operations when incurred. The Group incurred marketing and advertising expenses of $498 and $457 for the six months ended June 30, 2020 and 2019, respectively.

Income Taxes

MDJM is governed by the income tax laws of the Cayman Islands. MDJM Hong Kong is governed by the income tax laws of Hong Kong. The Group’s subsidiary and VIE in the PRC are governed by the income tax laws of the PRC.

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Group only recognizes tax liabilities related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the Group recognizes the largest amount of tax liabilities that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. There were no such tax liabilities recognized in the accompanying consolidated financial statements. The Group records interest and penalties as a component of income tax expense. There were no such interest and penalties for the six months ended June 30, 2020 and 2019, respectively.

Non-Controlling Interest

Noncontrolling interest is classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of the Company from the interest of noncontrolling interest holders. Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd. was 49% owned by nonrelated third parties as of June 30, 2020 and December 31, 2019, respectively.

Per Share Amounts

The Company computes per share amounts in accordance with ASC Topic 260 “Earnings per Share” (EPS), which requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the net income (loss) available to holders of ordinary shares by the weighted-average number of ordinary shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the Company, if any. This is computed by dividing net earnings by the combination of dilutive ordinary share equivalents. There were no dilutive ordinary share equivalents as of June 30, 2020 and December 31, 2019, respectively. Accordingly, basic and diluted loss per share were the same.

	June 30, 2020	June 30, 2019
Numerator for earnings per share:
Net income (loss) attributable to the Company's ordinary shareholders	$132,002	$(509,547)
Denominator for basic and diluted earnings per share:
Basic and weighted average ordinary shares	11,640,820	11,640,499
Per share amount
Per share - basic and diluted	$0.01	$(0.04)

Comprehensive Income

The Company follows ASC 220-10, “Reporting Comprehensive Income,” which requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to shareholders.

Foreign Currency Translation

The functional currency of the Company is the Chinese Renminbi (“RMB”). The U.S. dollar is used as the reporting currency of the Group. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates, and revenue, expenses, gains, and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of changes in equity and consolidated statements of operations and comprehensive income (loss).

	June 30,	June 30,	December 31,
US$ Exchange Rate	2020	2019	2019
At end of the period - RMB	7.0744	6.8704	6.9668
Average rate for the period ended - RMB	7.0335	6.7871	6.9072

The financial records of certain of the Company’s subsidiaries and VIE are maintained in local currencies other than the U.S. dollar, such as RMB, which are their functional currencies. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur. Transaction gains and losses are recognized in the consolidated statements of operations and comprehensive income (loss). There were $7,634 and $0 transaction gain recorded in the six months ended June 30, 2020 and 2019, respectively.

Concentration Risk

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. All of the Company’s cash is maintained with state-owned banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is approximately $70,680 (RMB 500,000) for each depositor. The Company’s total uninsured cash in bank approximated to $5,858,000 and $6,138,000, as of June 30, 2020 and December 31, 2019, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Deconsolidation

In accordance with ASC 810-40, deconsolidation of a subsidiary occurs when: (a) some or all of the ownership interests of the subsidiary are sold resulting in the loss of a controlling financial interest; (b) a contractual agreement granting control of the subsidiary expires; (c) the subsidiary issues its shares to outsiders reducing the parent’s ownership interest resulting in the loss of a controlling financial interest; or (d) the subsidiary becomes subject to the control of a government, court, administrator or regulator.

The parent should recognize a gain or loss measured as the difference between: (a) the aggregate of: (i) the fair value of any consideration received, (ii) the fair value of any retained non-controlling interest, and (iii) the carrying amount of any non-controlling interest at the date the subsidiary is deconsolidated; and (b) the carrying amount of the subsidiary’s assets and liabilities.

A subsidiary should be deconsolidated from the date a controlling financial interest is lost and should also consider the equity components included in the non-controlling interest and the amounts previously recognized in accumulated other comprehensive income (loss), i.e. the foreign currency translation adjustment.

Recently Adopted Accounting Pronouncements

On May 10, 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”), which clarifies the scope of modification accounting for share-based compensation arrangements by providing guidance on the types of changes to the terms and conditions of share-based compensation awards to which an entity would be required to apply modification accounting under ASC 718. ASU 2017-09 is effective for annual periods beginning after December 15, 2017. The adoption of this guidance had no material impact on the Group’s consolidated financial statements.

On February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. This update requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early application permitted. The Group adopted this new accounting standard effective January 1, 2019 on a modified retrospective basis and applied the new standard on leases through a cumulative-effect adjustment to the beginning retained earnings. The adoption of this authoritative guidance resulted in the recognition of operating lease assets and operating lease liabilities but did not have an impact on the Group’s consolidated operating results, beginning retained earnings, and cash flows.

In February 2018, the FASB issued ASU 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220). This update provides companies with the option to reclassify stranded tax effects caused by the 2017 Tax Cuts and Jobs Act, or the 2017 Tax Act, from accumulated other comprehensive income to retained earnings. This standard is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The adoption of this standard had no material impact on the Group’s consolidated financial statements.

Recently Issued Accounting Pronouncements

The Group considers the applicability and impact of all ASUs. The ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on the Group’s consolidated financial position and/or results of operations.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The adoption of this standard had no material impact on the Group’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The objective of ASU 2018-13 is to improve the effectiveness of disclosures in the notes to the financial statements by removing, modifying, and adding certain fair value disclosure requirements to facilitate clear communication of the information required by generally accepted accounting principles. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 with early adoption permitted upon issuance of this ASU. The adoption of this standard had no material impact on the Group’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12-Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU summarizes the FASB’s recently issued Accounting Standards Update (ASU) No. 2019-12, simplifying the Accounting for Income Taxes. The ASU enhances and simplifies various aspects of the income tax accounting guidance in ASC 740. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Group does not expect the adoption of this ASU to have a material effect on its consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable and allowance for doubtful accounts consist of the following at June 30, 2020 and December 31, 2019:

	June 30,	December 31,
	2020	2019
Accounts receivable	$3,144,385	$2,165,932
Allowance for doubtful accounts	(38,260)	(10,774)
Accounts receivable, net	$3,106,125	$2,155,158

Accounts receivables are primarily due from the customers - real estate developers and are recognized and carried at the amount billed to a customer, net of allowance for doubtful accounts, which is an estimate for credit losses based on a review of all outstanding amounts on a periodic basis. The Company maintains an allowance for doubtful accounts which requires significant judgments by management. The Company establishes a provision for doubtful accounts receivable when there is objective evidence that the Company may not be able to collect the receivables when due. The allowance is based on management's best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on customers’ credit, business, financial status, payment history and ongoing relationship, management makes conclusions on whether any balances outstanding at the end of each reporting period will be deemed uncollectible on an individual basis and on an aging trend analysis basis. Accounts receivable balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

As of June 30, 2020, the Group reserved $38,260 of allowance for doubtful accounts, which was 20% of the accounts receivable with age more than one year from three customers due to collectability issues. As of December 31, 2019, the Group reserved $10,774 of allowance for doubtful accounts, which was 20% of the accounts receivable with age more than one year from two customers due to collectability issues.

Major Customers

For the six months ended June 30, 2020, the Group had three major customers (projects). Revenue from each of these customers was over 10% of its total revenue. Revenue from these top three customers (projects) represented approximately 64% of its total net revenue, with 34%, 19%, and 11%, respectively, from Taida Shangqingcheng, Wanke Xilu, and Gediao Pingyuan. The accounts receivable from these three customers (projects) were $1,202,622, $591,815, and $272,813, respectively, as of June 30, 2020.

For the six months ended June 30, 2019, the Group had three major customers (projects). Revenue from each of these customers was over 10% of its total revenue. Revenue from these top three customers (projects) represented approximately 73% of its total net revenue, with 30%, 28%, and 16%, respectively, from Ge Diao Meijiang, Taida He Yue Hai, and Wanke (Gong Yuan Li and Xi Lu). The accounts receivable from these three customers (projects) were $696,579, $157,162, and $444,057, respectively, as of June 30, 2019.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	June 30,	December 31,
	2020	2019
Office Equipment and Fixtures	$71,886	$71,258
Software	16,980	17,242
Auto	43,439	44,110
Total Assets	132,305	132,610
Less accumulated depreciation	(71,988)	(62,456)
Net Assets	$60,317	$70,154

The Company sold its used auto to a third party in January 2019 and received proceeds of $3,389. The cost of $33,072 and accumulated depreciation of $31,418 were derecognized from the balance sheet. The Company recognized a gain of $1,735 from the sale for the six months ended June 30, 2019.

For the six months ended June 30, 2020 and 2019, depreciation expenses were $10,543 and $6,178, respectively.

NOTE 5 – INCOME TAX AND DEFERRED TAX ASSETS

The Company and its subsidiaries and VIE have no presence in the United States and does not conduct business in the United States, so no United States income tax is imposed upon the Company and its subsidiaries and VIE.

MDJM was incorporated under the laws of the Cayman Islands. Under the current laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

MDJM Hong Kong was incorporated under the laws of Hong Kong and is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. MDJM Hong Kong did not have significant activities in Hong Kong in the sixth months ended June 30, 2020 and 2019, respectively.

The Group conducts substantially all of its business through its VIE and subsidiaries of its VIE located in the PRC, and they are subject to PRC income taxes. The Group’s subsidiary and VIE in the PRC are subject to a standard tax rate of 25%. At the beginning of 2019, China State Administration of Taxation issued a new income tax abatement policy to small businesses with less than RMB3 million taxable income, less than 300 employees, and less than RMB50 million total assets for the tax periods from January 1, 2019 to December 31, 2021. According to the new tax abatement policy, the income tax rate is reduced to 5% for small businesses with taxable income less than RMB1 million, and to 10% for small businesses with taxable income between RMB 1 million and RMB 3 million. For the six months ended June 30, 2020 and 2019, the Group was qualified to receive the above tax abatement.

The Group adopted ASC 740-10-25 Accounting for Uncertainty in Income Taxes and such adoption did not have any material impact on the accompanying consolidated financial statements. The Group through its Chinese subsidiary and VIE are principally engaged in the business located in the PRC and therefor, are subject to income taxes in the PRC. Tax regulations are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. All tax positions taken, or expected to be taken, continue to be more likely than not ultimately settled at the full amount claimed. The Company’s tax filings are subject to the PRC tax bureau’s examination for a period up to five years. The Company is not currently under any examination by the PRC tax bureau.

Deferred income tax assets and liabilities are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive income in the period of the enactment of the change.

Significant components of the Company’s deferred tax items consisted of accounts receivable, net, prepaid expenses, accrued liabilities, and valuation allowance. The deferred tax assets were $29,321 and $33,440 as of June 30, 2020 and December 31, 2019, respectively.

The provision for income tax for the six months ended June 30, 2020 and 2019 were summarized as follows:

	June 30, 2020	June 30, 2019
Current	$6,960	$-
Deferred tax adjustment	3,469	13,224
Total income tax	$10,429	$13,224

Reconciliation of the statutory income tax rate and the Company’s effective income tax rate for the six months ended June 30, 2020 and 2019, respectively, were as follows:

China	2020	2019
Hong Kong statutory income tax rate	16.50%	16.50%
Valuation allowance recognized with respect to the loss in Hong Kong Company	-16.50%	-16.50%
PRC statutory income tax rate	25.00%	25.00%
Effect of income tax exemptions and reliefs in the PRC companies	-20.00%	-20.00%
Effect of valuation allowance recognized with respect to the loss in China operations	1.70%	-14.50%
Effective rate	6.70%	-9.50%

Aggregate undistributed earnings of the Company’s subsidiary, VIE, and VIE’s subsidiaries located in the PRC that are available for distribution at June 30, 2020 and December 31, 2019 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Company that is outside of the PRC.

The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of June 30, 2020, and December 31, 2019, the Company had not declared any dividends.

As of June 30, 2020, and December 31, 2019, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. As of June 30, 2020, income tax returns for the tax years ended December 31, 2015 through December 31, 2019 remained open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of December 31, 2019 and 2018. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next 12 months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $14,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

The tax authority of the PRC government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of June 30, 2020 and 2019.

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following as of June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Payroll and social security payable	$317,234	$342,040
Bonus payable	531,104	47,367
Other payables and accrued liabilities	73,138	71,283
Total Accounts Payable and Accrued Liabilities	$921,476	$460,690

NOTE 7 – VAT AND OTHER TAXES PAYABLE

VAT and other taxes payable consisted of the following as of June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
VAT payable	$104,538	$107,146
Surcharge and fees	10,956	312
Income tax payable	6,920	204
Total VAT and Other Taxes Payable	$122,414	$107,662

In May 2016, the business tax has been incorporated into VAT in China, which means there will be no more business or sales tax and accordingly some business operations previously taxed in the name of business tax will be taxed in the manner of VAT thereafter. The Group’s operations in China are generally subject to a 6% VAT rate for its commission income. For the six months ended June 30, 2020, the VAT tax rate to Tianjin Mingdajiahe Real Estate Co., Ltd. Chengdu Branch was 1% due to its small business status.

Surcharge and fees payable include urban maintenance and construction tax payable, additional education tax payable, and local education tax payable.

NOTE 8 - LEASES

The Group leases all of its offices under various non-cancelable lease agreements that expire on various dates through 2023. The Group evaluates contracts entered into to determine whether the contract involves the use of property which is either explicitly or implicitly identified in the contract. The Group evaluates whether it controls the use of the asset, which is determined by assessing whether it obtains substantially all economic benefits from the use of the asset, and whether it has the right to direct the use of the asset. If these criteria are met and the Group has identified a lease, it would be accounted for under the requirements of ASC 842.

Upon the possession of a leased asset, the Group determines its classification as an operating or finance lease. All of its real estate leases are classified as operating leases. The Group’s real estate leases have initial terms ranging from one to five years. Renewal options are generally not recognized as part of the right-of-use assets and lease liabilities as it is not reasonably certain at commencement date that the Group would exercise the options to extend the lease. The Group’s real estate leases typically provide for fixed minimum rent payments. For operating leases that include rent holidays and rent escalation clauses, the Group recognize lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property.

The Group had one long-term lease which became effective on January 1, 2019, and which will be expired on December 31, 2023. The Group adopted new accounting standard ASC 842 effective January 1, 2019. The Group used 4.35%, the Chinese bank long-term lending annual rate of for a typical five years lease as an incremental borrowing rate, in determining the present value of future lease payments. The same rate was used as the discount rate to measure the lease liability at January 1, 2019, the date of adoption. At initial measurement, the Group recorded a non-cash right-of-use (“ROU”) asset of $479,744 (RMB3,342,278 translated at the December 31, 2019 exchange rate), and a noncash lease liability of $479,744 (RMB3,342,278 translated at the December 31, 2019 exchange rate).

During the six months ended June 30, 2020, the Company did not make any lease repayment (rental payment). Consequently, accrued interest in operating lease liabilities increased by $7,306 and $44,945 amortization of ROU asset was presented as a non-cash expense in the operating activities of statements of cash flows for the six months ended June 30, 2020.

For other leases with lease terms of 12 months or less, the Group made an election not to recognize lease assets and lease liabilities. The lease expense recognized for such leases is on a straight-line basis over the lease terms. For the six months ended June 30, 2020 and 2019, such operating lease expense amounted to $3,819 and $8,940, respectively.

A summary of operating lease right-of-use assets and liabilities as of June 30, 2020 and December 31, 2019 were as follows:

Operating Lease Assets
	June 30, 2020	December 31, 2019
Main offices operating lease assets - initial measurement	$479,744	$479,744
Less: accumulated amortization	(131,222)	(87,873)
Foreign exchange effects	(7,297)	-
Operating Lease Assets, net	$341,225	$391,871

Operating Lease Liabilities
Total operating lease liabilities - initial measurement	$479,744	$479,744
Accrued interest	24,624	17,628
Accumulated payment to liabilities	(155,846)	(158,253)
Foreign exchange effects	(7,297)	-
Total operating lease liabilities	341,225	339,119
Less: operating lease liabilities, current	(136,992)	(91,737)
Long-term Operating Lease Liabilities	$204,233	$247,382

The following table summarizes the maturity of lease liabilities under operating lease as of June 30, 2020:

For the 12 Months Ended	Operating Leases
6/30/2021	$155,846
6/30/2022	103,897
6/30/2023	103,897
Total minimum payments	363,640
Less: imputed interest	(22,415)
Total operating lease liabilities	$341,225

NOTE 9 – STOCKHOLDERS’ EQUITY

Ordinary Shares

The Company is authorized to issue up to 50,000,000 ordinary shares, par value $0.001 per share. On January 26, 2018, MDJM issued 10,380,000 ordinary shares to entities controlled by the shareholders of Mingda Tianjin.

Pursuant to a registration statement filed with the SEC and declared effective by the SEC on November 13, 2018, the Company completed the first closing of the IPO of its ordinary shares on December 26, 2018. A total of 1,241,459 ordinary shares were sold at a price of $5 per share to the public at the first closing. The Company received a total of $6,207,295 in gross proceeds from its first closing of the IPO. In connection with this public offering, the Company incurred direct offering costs of $2,103,816, which included audit, legal, consulting, commission, and other expenses. Per ASC 505, the Company classified these direct offering costs in the equity section to offset additional paid in capital.

On January 4, 2019, the Company completed the second closing of its IPO. A total of 19,361 additional ordinary shares were issued at a price of $5 per share. The total proceeds of this second closing were $96,805. There was a total of $26,399 direct cost in connection with the second closing.

Underwriter Warrants

Pursuant to the Engagement Letter (defined below), the Company agreed to grant the underwriter of its IPO, Network 1 Financial Securities, Inc. (“NETW”), underwriter warrants equal to 10% of the total number of the Company’s ordinary shares being sold in the IPO, at the closing of the IPO. The underwriter’s warrants were non-exercisable for six months after the closing of the offering and will expire five years after the effective date of the registration statement. The underwriter’s warrants are execrable at a price equal to 125% of $5, the public offering price in the IPO. The underwriter’s warrants are not redeemable. The underwriter’s warrants provide for cashless exercise and contain provisions for on demand registration of the sale of the underlying ordinary shares at the Company’s expense and unlimited “piggyback” registration rights for a period of five years after the closing of the IPO at the Company’s expense. The Company sold 1,241,459 and 19,361 ordinary shares at the closings of its IPO on December 26, 2018, and January 4, 2019, respectively. A total of 126,082 underwriter’s warrants were issued on January 4, 2019. Underwriter’s warrants were valued at $1.51 per warrant using Black-Scholes Model. A risk-free rate of 4.35% per annum and volatility of 35% were used in the Black-Scholes Model calculation. The total value of the underwriter warrants amounted to $190,384. The underwriter warrants were classified as equity and credit to the additional paid-in capital-underwriter cost account, which was offset by the same amount recorded as additional paid-in capital-underwriter cost. On June 30, 2020, the market closing price of the Company’s ordinary shares was $2.72, which was lower than the warrant exercise price of $6.25.

NOTE 10 – NONCONTROLLING INTEREST

Noncontrolling interest are classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of the Company from the interest of noncontrolling interest holders. Xishe Xianglin (Tianjin) Business Operation & Management Co. Ltd. was 49% owned by nonrelated third parties as of June 30, 2020 and December 31, 2019, respectively.

Amount
Noncontrolling interest at December 31, 2018	$(22,666)
Net loss attributable to noncontrolling interest - 2019	(153,742)
Foreign currency translation adjustment attributable to noncontrolling interest - 2019	(2,398)
Noncontrolling interest at December 31, 2019	$(178,806)
Net loss attributable to noncontrolling interest - six months ended June 30, 2020	(6,899)
Foreign currency translation adjustment attributable to noncontrolling interest	(1,836)
Noncontrolling interest at June 30, 2020	$(187,541)

NOTE 11 - STATUTORY RESERVE

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). The statutory surplus reserve fund is non-discretionary other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of shares currently held by them, provided that the remaining statutory surplus reserve balance after such issuance is not less than 25% of the registered capital before the conversion.

The statutory reserve of Mingda Tianjin amounted to $262,954 and $262,954 as of June 30, 2020 and December 31, 2019, respectively.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Country Risk

As the Group's principal operations are currently conducted in the PRC, it is subject to considerations and risks not typically associated with companies in North America and Western Europe. These risks include, among others, risks associated with the political, economic, and legal environments and foreign currency exchange limitations encountered in the PRC. The Group's results of operations may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, among other things.

In addition, all of the Group's transactions in the PRC are denominated in RMB, which must be converted into other currencies before remittance from the PRC. Both conversion of RMB into foreign currencies and remittance of foreign currencies abroad subject to the regulations of foreign currency governed by the PRC regulatory agents.

Service Contracts

On September 6, 2018, the Company signed an Engagement Letter (the “Engagement Letter”) with NETW. Pursuant to the Engagement Letter, the Company engaged NETW as the Company’s exclusive lead or managing underwriter and/or book runner and investment banker in connection with the sale of at least of $6,000,000 worth of the Company’s ordinary shares. The Company agreed to pay NETW an underwriting discount or spread of seven percent (7%) of the gross proceeds from investors introduced by NETW and five percent (5%) of the gross proceeds from investors introduced by the Company. NETW was also entitled to a corporate finance fee equal to two percent (2%) of the gross proceeds of the offering. The Company also agreed to reimburse NETW up to $75,000 out of pocket expenses related to the offering. The Engagement Letter expired on September 6, 2019.

On December 25, 2019, the Company signed a one-year Investor Relations Consulting Agreement (the “IR Agreement”) with Weitian Group LLC. (“Weitian”). Pursuant to the IR Agreement, Weitian will act as an investor counsel and provide related services to MDJM from January 1, 2020 to December 31, 2020. The IR Agreement shall be automatically renewed for consecutive 12-month terms unless it is terminated or replaced with another agreement. As a consideration, the Company will pay $4,000 per month to Weitian. Either party may terminate the IR Agreement by providing a written notice 10 days before the date of termination.

Legal Proceeding

Except for the following disclosure, the Group is currently not a party to any litigation of which, if determined adversely to it, would individually or in the aggregate be reasonably expected to have a material adverse effect on its business, operating results, cash flows or financial condition.

On April 10, 2020, Mingda Tianjin filed a civil complaint in Hexi District People’s Court, Tianjin City (the “Hexi Court”), alleging a breach of contract against Tianjin Tian Fang Lishan Real Estate. Ltd. (“Tian Fang Lishan”). Mingda Tianjin entered into a Sales Agency Service Contract with Tian Fang Lishan and completed all the services under the contract. Mingda Tianjin claimed that Tian Fang Lishan owed an unpaid service fee of $15,395 (RMB108,907 translated at the June 30, 2020 exchange rate) as of the filing date. The Hexi Court accepted the case on April 10, 2020 and entered judgement in favor of Mingda Tianjin on July 28, 2020. Mingda Tianjin is currently in the process of enforcing the judgment.

On June 24, 2020, Mingda Tianjin filed a civil complaint in the Hexi Court, alleging a breach of contract against Tianjin Pin Yue Real Estate Ltd. (“Pin Yue Jiang Nan”). Mingda Tianjin entered into a Sales Agency Service Contract with Pin Yue Jiang Nan and completed all the services under the contract. Mingda Tianjin claimed that Pin Yue Jiang Nan owed an unpaid service fee of $121,705 (RMB860,992 translated at the June 30, 2020 exchange rate), a reserved fund of $34,919 (RMB247,031 translated at the June 30, 2020 exchange rate), and late payment penalty and interest of $2,024 (RMB14,317 translated at the June 30, 2020 exchange rate), totaled $158,648, as of the filing date. The Hexi Court accepted the case on June 24, 2020. The case is ongoing.

NOTE 13 – LOSS ON DISPOSAL OF SUBSIDIARY

To explore new business opportunities, the Group formed Xishe Jiayuan (Tianjin) Business Operation & Management Co., Ltd. (“Jiayuan”) on November 22, 2018. The Group owned a 70% controlling interest in Jiayuan. Jiayuan had no activity in 2018.

On September 30, 2019, the Group entered into a Share Transfer Agreement with Tianjin Jin Yong Tai Property Management Ltd. (“JYT”), the owner of the remaining 30% equity interest (the non-controlling interest) in Jiayuan. JYT was not a related party of the Group. Pursuant to the Share Transfer Agreement, the Group transferred its 70% ownership interest in Jiayuan to JYT.

Yuan Zhang, the 100% owner of JYT, signed an Acquisition Agreement with the Group and agreed to pay a total of $143,538 (RMB1,000,000) to the Group in five installments over 35 months. The Group recorded the fair value of the note receivable of $126,712 as consideration for relinquishing its ownership interest in Jiayuan and settlement of obligations of Jiayuan to the Group. Thus, JYT became the 100% owner of Jiayuan immediately after September 30, 2019. The Group recorded a loss on disposal of subsidiary of $4,970. The Group had recorded its share of the operating loss of Jiayuan until the date of disposition, totaling $61,345. As Jiayuan had not commenced its planned rental operation as of the date of disposition, the Group concluded that Jiayuan was not a major line of business nor a major geographical area of operation of the reporting Group, and its disposal was not significant enough to be presented as discontinued operation.

The Group treated the $143,538 note receivable as a consideration from disposal of subsidiary. To determine the fair market value of the future payments, the Group used 5.75% as an annual discount rate, which consists of 4.75% Chinese benchmark business loan rate, plus 1% as a risk factor. The fair value of the future payments of $143,538 (RMB1,000,000) was assessed at $126,712 at September 30, 2019, the date when control was lost in Jiayuan.

On June 30, 2020, the Group re-assessed the note receivable, the risk factor increased to 3% with no change of other factors. The present value of the note receivable decreased to $118,963, of which $42,120 was included in “Other receivable,” and $76,843 was presented under the caption of “Other receivable-long term” in the accompanying condensed consolidated financial statements.

NOTE 14 – SUBSEQUENT EVENTS

Beginning in January 2020, a novel strain of coronavirus (“COVID-19”) caused business disruptions, including the closure of the majority of business on mainland China, including suspension of many real estate projects the Group was promoting and selling, which adversely impacted its business during that period. However, because the Group’s operating income and earnings have historically been lower during the first quarter than other quarters due to the winter and the Chinese New Year holiday period, the Group believes this seasonality partially mitigated the adverse impact on its full-year operating results. Starting from the end of March 2020, the COVID-19 outbreak in China appeared to have slowed down and these real estate projects began to reopen. Although the Group believes its operations have resumed to the level before the COVID-19 outbreak starting from April 2020 and the Group currently expects to continue the promotion and sales of real estate projects as it typically did before the COVID-19 outbreak, it is not currently possible to determine the future development of the COVID-19 outbreak and further impact of COVID-19 on the Group’s operations as of the date of filing. If a second wave of COVID-19 cases were to occur in the autumn and winter seasons, it could have a material adverse effect on the Group’s business, results of operations, financial condition, and cash flows.

On August 20, 2020, the board of directors of MDJM approved an offering of an aggregate of 34,396 ordinary shares, par value $0.001 per share, to 138 unrelated investors at a price of $3.3 per share in reliance on an exemption under Regulation S promulgated under the Securities Act of 1933, as amended. The Company completed the offering on August 26, 2020 and received net proceeds of $113,507. The net proceeds will be used for working capital and general corporate purposes.